SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(b), (c)

AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1 )*

ASLAN Pharmaceuticals Limited

(Name of Issuer)

Ordinary shares, par value NT$10.00 per share (“Shares”), represented by American

Depositary Shares (“ADSs”)

(one ADS represents five Shares)

(Title of Class of Securities)

04522R101**

(CUSIP Number)

December 31, 2020

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**	CUSIP number of the ADSs, each of which represents five Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04522R101	Page 2 of 5

1	NAMES OF REPORTING PERSONS Temasek Holdings (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 8,762,260 Shares(1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 8,762,260 Shares(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,762,260 Shares(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.6%(2)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

(1)	Includes 74,377 ADSs (representing 371,885 Shares) issuable upon exercise of warrants beneficially owned by the Reporting Person.
(2)

Based on 189,954,970 Shares outstanding as of June 30, 2020, as set forth in the Issuer’s prospectus supplement on Form 424B5 filed with the Securities and Exchange Commission (the “Commission”) on October 9, 2020.

CUSIP No. 04522R101	Page 3 of 5

Item 1(a).	Name of Issuer:

ASLAN Pharmaceuticals Limited (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

83 Clemenceau Avenue #12-03 UE Square Singapore 239920

Item 2(a).	Name of Person Filing:

Temasek Holdings (Private) Limited (“Temasek”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891

Item 2(c).	Citizenship:

Republic of Singapore

Item 2(d).	Title of Class of Securities:

Ordinary shares, par value NT$10.00 per Share, represented by ADSs (one ADS represents five Shares). References to “NT$” are to New Taiwan dollars, the legal currency of the Republic of China.

Item 2(e).	CUSIP Number:

04522R101 (CUSIP number of the Issuer’s ADSs, each of which represents five Shares)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

As of December 31, 2020 hereof, V-Sciences Investments Pte Ltd (“V-Sciences”) directly owned in aggregate 7,484,260 Shares (in the form of 1,422,475 ADSs (representing 7,112,375 Shares) and 74,377 ADSs (representing 371,885 Shares) issuable upon exercise of warrants held by V-Sciences) and Aranda Investments Pte. Ltd. (“Aranda”) directly owned in aggregate 1,278,000 Shares (in the form of 255,600 ADSs).

V-Sciences is a wholly-owned subsidiary of Temasek Life Sciences Private Limited (“TLS”), which in turn is a wholly-owned subsidiary of Fullerton Management Pte Ltd (“FMPL”), which in turn is a wholly-owned subsidiary of Temasek. Aranda is a wholly-owned subsidiary of Seletar Investments Pte Ltd (“Seletar”), which in turn is a wholly-owned subsidiary of Temasek Capital (Private) Limited (“Temasek Capital”), which in turn is a wholly-owned subsidiary of Temasek.

Each of TLS and FMPL, through the ownership described herein, may be deemed to beneficially own the Shares directly owned by V-Sciences, and each of Seletar and Temasek Capital, through the ownership described herein, may be deemed to beneficially own the Shares directly owned by Aranda. Accordingly, Temasek, through the ownership described herein, may be deemed to beneficially own the aggregate 8,762,260 Shares beneficially owned by FMPL and Temasek Capital in aggregate.

(b)	Percent of class:

As of December 31, 2020 hereof, the 8,762,260 Shares deemed to be beneficially owned by Temasek as described above represented approximately 4.6% of the Shares outstanding. This is based on 189,954,970 Shares outstanding as of June 30, 2020, as set forth in the Issuer’s prospectus supplement on Form 424B5 filed with the Commission on October 9, 2020.

(c)	Number of shares as to which the person has:

With respect to the shared power to vote, or to direct the vote, and to dispose, or to direct the disposition of, the

CUSIP No. 04522R101	Page 4 of 5

Shares, please see Item 4(a) above regarding qualifications as to beneficial ownership.

(i)	Sole power to vote or to direct the vote:

0.

(ii)	Shared power to vote or to direct the vote:

8,762,260 Shares.

(iii)	Sole power to dispose or to direct the disposition of:

0.

(iv)	Shared power to dispose or to direct the disposition of:

8,762,260 Shares.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 04522R101	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 11, 2021

TEMASEK HOLDINGS (PRIVATE) LIMITED

	By:	/s/ Andrew Ang Lye Whatt
	Name:	Andrew Ang Lye Whatt
	Title:	Authorized Signatory